

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 2, 2016

Via E-mail
Mr. Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics plc
101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

> **Re: Adaptimmune Therapeutics plc**
> **Form 20-F for the Transition Period From July 1, 2015 to December 31, 2015**
> **Filed March 17, 2016**
> **Form 8-K dated July 8, 2016**
> **Filed July 8, 2016**
> **File No. 001-37368**

Dear Mr. Rawcliffe:

We have reviewed your August 16, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2016 letter.

Form 8-K dated July 8, 2016
Item 9.01 Financial Statements and Exhibits
Notes to Consolidated Financial Statements
Note 3: Revenue
GSK Collaboration and Licensing Agreement, page 39

1. We acknowledge your response related to ASC 605-25-50-2e in prior comment 2. Although you disclose the factors you assess in determining selling price in your policy note disclosure, it is not clear from your proposed revised disclosure here that you apply your best estimate of selling price for this contract. Please revise your proposed disclosure to be provided in future periodic reports to highlight that you used your best

estimate of selling price as well as the information you provide in the last sentence of your response on this disclosure requirement on page 7 of your letter.

2. We acknowledge your response related to ASC 605-25-50-2c and 50-2g in prior comment 2. Please revise your proposed revised disclosure to be provided in future periodic reports to specify that you use the proportional performance method to systematically recognize revenue over your performance period, consistent with your response on page 8.

3. We acknowledge your response related to ASC 605-28-50-2c in prior comment 2. Please explain to us the apparent inconsistency when you indicate in your response that the remaining milestones do not meet the definition of milestones under ASC 605-28-20 because they are triggered by the performance of GSK yet:

- you previously disclosed in Note 3 that you were entitled to future milestone payments based on the achievement of specified development and commercialization milestones by either you or GSK;

- your proposed revised disclosure for Note 3 indicates that you are "entitled to further non-substantive milestone payments based on the achievement of specified development milestones by the Company;" and

- Section 8.2 of the Collaboration and License Agreement dated May 30, 2014 indicates that you may achieve relevant milestones that would result in a milestone fee.

To the extent you have milestones that meet the definition under ASC 605-28-20 and are substantive as per ASC 605-28-25-2, tell us how so and provide us proposed revised disclosure to be included in future filings that complies with ASC 605-28-50-2.b.

You may contact Senior Staff Accountants Mark Brunhofer, at (202) 551-3638 or Keira Nakada, at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance